HighSchoolResponder dba SchoolResponder.com

Profit & Loss

04/21/2022

January through December 2021

Cash Basis

	Jan - Dec 21
Income	0.00
Expense	
2021 Management Consulting	77,500.00
Accountant	9,050.00
Advertising	1,642.06
Attorneys	37,898.44
Automobile Expense	482.92
Bank Service Charges	142.88
Car Rental or Train	115.56
Charitable Contribution	6,300.00
Computer and Internet Expenses	5,514.08
Computer Hardware	360.39
Cost to Raise Capital	7,516.67
Email Marketing	806.76
Insurance	503.00
Legal	25.00
Meals and Entertainment	3,047.59
Meeting	3,293.81
Office Cleaning	1,431.00
Office Supplies	757.67
Parking	18.00
Postage and Delivery	258.04
Printing Expense	1,155.46
Professional Services	4,767.00
Promotion/Press	14,562.90
Server Cost	4,658.03
Software Development	124,275.00
Software GraSpo KnowledgeBase	13,250.00
Software Subscriptions	297.00
Storage	1,369.38
Student Product Committee	150.00
Tax	1,650.00
Telephone	3,682.47
Travel	6,052.48
Video	15,887.00
Void	0.00
Website	9,417.50
Total Expense	357,838.09
Net Income	**-357,838.09**